

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Sravan K. Emany
Chief Financial Officer
Ironwood Pharmaceuticals, Inc.
100 Summer Street, Suite 2300
Boston, MA 02110

> **Re: Ironwood Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K filed on February 16, 2023**
> **File No. 001-34620**

Dear Sravan K. Emany:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 16, 2023

Exhibits

1. Within this and your September 30, 2023 earnings release you present tables for the U.S. LINZESS Commercial Collaboration and US LINZESS Full Brand Collaboration Revenue/Expense Calculations. Please tell us how these tables reconcile to your annual and quarterly GAAP financial statements and quantify for us the differences, if necessary. Within your response, clearly explain what these tables represent; and tell us why you are presenting this information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lynn Dicker at 202-551-3616 or Tara Harkins at 202-551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences